Filed by CU Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: 1st Enterprise Bank

Commission File No. for Registration Statement

on Form S-4 filed by CU Bancorp: 333-198257

PLEASE VOTE YOUR SHARES TODAY!

October 28, 2014

Dear Shareholder,

We are writing to remind you of the importance of voting your shares at the annual meeting of stockholders of 1st Enterprise to be held on November 14, 2014. We previously sent you proxy materials for the meeting, which described, among other items, the proposed plan of merger by and among CU Bancorp, California United Bank and 1st Enterprise to be voted upon. According to our latest records, we have not yet received your vote. The meeting is now only a short time away, and it is therefore important that you promptly complete, sign, date and return your proxy form (or vote your shares by telephone or the Internet in accordance with the instructions on your proxy form) in order to make sure that your shares are voted at the meeting in accordance with your desires.

Your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone or the Internet, or by completing, signing, dating and returning the enclosed proxy form in the envelope provided to ensure that your votes are validly received prior to the special meeting.

If you have recently mailed your proxy form (or voted by telephone or the Internet), then please accept my sincere appreciation and disregard this request.

We appreciate your time and consideration and your continued support.

Sincerely,

David C. Holman

Chairman of the Board

* * * * *

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors and security holders are urged to carefully review and consider each of CU Bancorp’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its Proxy Statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. The documents filed by CU Bancorp with the SEC may be obtained free of charge at CU Bancorp’s website at www.cubancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CU Bancorp by requesting them in writing to CU Bancorp, c/o California United Bank, 15821 Ventura Boulevard, Suite 100, Encino, Calif. 91436; Attention: Corporate Secretary, or by telephone at (818) 257-7791.

CU Bancorp has filed a registration statement with the SEC (File No. 333-198257) which was declared effective on October 7, 2014. This registration statement includes the joint proxy statement of CU Bancorp and 1st Enterprise Bank and a prospectus of CU Bancorp. Before making any voting or investment decision, investors and security holders of CU Bancorp and 1st Enterprise Bank are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. Definitive joint proxy statements/prospectuses are being sent to the shareholders of each institution seeking any required shareholder approvals. Investors and security holders can obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from CU Bancorp by writing to the address provided in the paragraph above.

CU Bancorp, 1st Enterprise Bank, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from CU Bancorp and 1st Enterprise Bank shareholders in favor of the approval of the transaction. Information about the directors and executive officers of CU Bancorp and 1st Enterprise Bank and their ownership of CU Bancorp common stock and 1st Enterprise Bank common stock, respectively, is set forth in the proxy statements/prospectus included with the registration statement filed on Form S-4 with the Securities and Exchange Commission on August 20, 2014, as amended on September 24, 2014 and October 3, 2014. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus.